Filed by Anheuser-Busch InBev SA/NV pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Anheuser-Busch InBev SA/NV (Commission File No. 001-34455)

Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

Building the First Truly Global Brewer

30 August 2016

Legal Disclaimer

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

This presentation (including any oral briefing and any question-and-answer in connection with it) relates to the proposed acquisition (the ‘Transaction’) by Anheuser-Busch InBev SA/NV (‘AB InBev’) of the entire issued and to be issued share capital of SABMiller plc (‘SABMiller’). The information set out in this presentation is not intended to form the basis of any contract. You should conduct your own independent analysis of AB InBev, SABMiller and the Transaction, including consulting your own independent advisers in order to make an independent determination of the suitability, merits and consequences of the Transaction.

None of AB InBev, its shareholders, subsidiaries, affiliates, associates, or their respective directors, officers, partners, employees, representatives and advisers (the ‘Relevant Parties’) makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this presentation, or otherwise made available, nor as to the reasonableness of any assumption contained herein or therein, and any liability therefor (including in respect of direct, indirect, consequential loss or damage) is expressly disclaimed. Nothing contained herein or therein is, or shall be relied upon as, a promise or representation, whether as to the past or the future and no reliance, in whole or in part, should be placed on the fairness, accuracy, completeness or correctness of the information contained herein or therein. Further, nothing in this presentation should be construed as constituting legal, business, tax or financial advice. None of the Relevant Parties has independently verified the material in this presentation.

Terms defined in the UK Scheme Document published on 26 August 2016 in connection with the Transaction shall have the same meaning when used in this notice.

This presentation and its contents are not a financial promotion and do not constitute an invitation or inducement to engage in investment activity. If and to the extent that this presentation or any of its contents are deemed to be a financial promotion, AB InBev is relying on the exemptions provided by Articles 19 and 49 of the UK Financial Services and Markets Act 2000 (Financial Promotions) Order 2005/1529 in respect of section 21 of the UK Financial Services and Markets Act 2000.

This presentation is an advertisement and not a prospectus or a prospectus equivalent document and investors and prospective investors in AB InBev, Newbelco and/or SABMiller should not subscribe for or purchase shares referred to in this presentation except on the basis of the UK Scheme Document, the Belgian Offer Documents, the South African Offer Prospectus, the Belgian Merger Documents, the Belgian Merger US Documents and the AB InBev Listing Documents, each as published on or around 26 August 2016 in connection with the Transaction.

Further information, including all documents related to the Transaction, can be found at: www.globalbrewer.com.

FORWARD LOOKING STATEMENTS

Certain statements contained in this presentation that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of the Company with the competent securities regulators or other authorities, in press releases, and in oral and written statements made by or with the approval of the Company that are not statements of historical fact and constitute forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: (i) local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of the Company’s key markets, and the impact they may have on the Company and its customers and its assessment of that impact; (ii) financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, the Company’s reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation; (iii) continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of the Company’s key markets; (iv) changes in government policies and currency controls; (v) continued availability of financing and the Company’s ability to achieve its targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade; (vi) the monetary and interest rate policies of central banks; (vii) changes in applicable laws, regulations and taxes in jurisdictions in which the Company operates; (viii) limitations on the Company’s ability to contain costs and expenses; (ix) the Company’s expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections; (x) the Company’s ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (xi) the effects of competition and consolidation in the markets in which the Company operates; (xii) changes in consumer spending and the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; (xiii) changes in pricing environments; (xiv) volatility in the prices of raw materials, commodities and energy; (xv) difficulties in maintaining relationships with the Company’s employees, suppliers and customers; (xvi) regional or general changes in asset valuations; (xvii) greater than expected costs (including taxes) and expenses; (xviii) the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and the Company’s ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets it has acquired; (xix) the outcome of pending and future litigation, investigations and governmental proceedings; (xx) natural and other disasters; (xxi) any inability to economically hedge certain risks; (xxii) inadequate impairment provisions and loss reserves; (xxiii) technological changes and threats to cybersecurity; and (xxiv) the Company’s success in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3D of its Annual Report filed on Form 20-F with the SEC on 14 March 2016. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made.

2

Legal Disclaimer

In addition, the forward-looking statements contained in this presentation also include statements relating to the Transaction, the related divestitures and the financing of the Transaction, including the expected effects of the Transaction on the Company and/or SABMiller and the expected timing of the Transaction. All statements regarding the Transaction, the related divestitures and the financing of the Transaction, other than statements of historical facts, are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the Company’s management, and are subject to numerous risks and uncertainties about the Company and SABMiller and are dependent on many factors, some of which are outside of the Company’s and their control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein; the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals; the ability to realise the anticipated benefits and synergies of the Transaction; any change of control provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the factors relating to the Company described above; and the risks described under “Risk Factors” in the Registration Statement on Form F-4 of Newbelco SA/NV (“Newbelco”), which includes a prospectus, filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The Company’s statements regarding financial risks are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Subject to the Company’s obligations under Belgian and U.S. law in relation to disclosure and ongoing information, the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

All forward-looking statements contained in this presentation are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s most recent Form 20-F, Newbelco’s Registration Statement on Form F-4, reports furnished on Form 6-K, and any other documents that AB InBev, SABMiller or Newbelco have made public. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2016. These risk factors expressly qualify all forward-looking statements contained in this presentation and should also be considered by the reader.

PRO FORMA FINANCIAL INFORMATION

The pro forma financial information referenced in this presentation has been presented for informational purposes only and is not necessarily indicative of what the Combined Group’s financial position or results of operations actually would have been had the Transaction been completed as of the dates indicated. In addition, the pro forma financial information does not purport to project the future financial position or operating results of the Combined Group. The pro forma financial information set out in this presentation has been prepared on the basis set out in, and should be read in conjunction with, the more detailed pro forma financial information, and accompanying notes thereto, appearing in Newbelco’s Registration Statement on Form F-4 published on 26 August 2016 in connection with the Transaction.

QUANTIFIED FINANCIAL BENEFITS

The statements in relation to synergies relate to future actions and circumstances which, by their nature, involve risks, uncertainties and contingencies. The synergies and cost savings referred to may not be achieved, or may be achieved later or sooner than estimated, or those achieved could be materially different from those estimated. For the purposes of Rule 28 of the City Code, the AB InBev Quantified Financial Benefits Statement, which is set out in the UK Scheme Document, is the responsibility of AB InBev and the AB InBev Directors and the SABMiller Quantified Financial Benefits Statement is the responsibility of SABMiller and the SABMiller Directors. The bases of belief, principal assumptions and sources of information in respect of the Quantified Financial Benefits Statements are set out in the UK Scheme Document published on 26 August 2016 in connection with the Transaction.

NO FORECASTS OR ESTIMATES

No statement in this presentation (including any statement of estimated synergies or costs savings) is intended as a profit forecast or estimate for any period. No statement in this presentation should be interpreted to mean that earnings or earnings per AB InBev Share, per Newbelco Share or per SABMiller Share for the current or future financial years would necessarily match or exceed the historical published earnings per AB InBev Share, per Newbelco Share or per SABMiller Share.

FUTURE SEC FILINGS AND THIS FILING: IMPORTANT INFORMATION

In connection with the Transaction, Newbelco filed a Registration Statement on Form F-4, which includes a prospectus, with the SEC on 26 August 2016. The prospectus has been mailed to the holders of American Depositary Shares of AB InBev and holders of ordinary shares of AB InBev (other than holders of ordinary shares of AB InBev who are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AB INBEV, SABMILLER, NEWBELCO, THE TRANSACTION AND RELATED

MATTERS. Investors will be able to obtain a free copy of the prospectus and other such filings without charge, on the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

NOTICE TO US INVESTORS

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act of 1933, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. By attending the meeting where this presentation is made (whether in person, by telephone or webcast), or by reading the presentation slides, you agree to be bound by the above limitations.

3

Agenda

Transaction Details 4

Creating the First Truly Global Brewer 11

Financial Highlights 21

Next Steps 25

Appendix 28

4

Milestones achieved since the 2.7 announcement

- **11/11/2015** — 2.7 Announcement – Agreement on a recommended acquisition of SABMiller, and agreement with Molson Coors for complete divestiture of SABMiller's interest in MillerCoors
- **1/15/2016** — AB InBev lists on the Johannesburg Stock Exchange
- **2/10/2016** — Binding offer from Asahi to acquire part of SABMiller's European Business, including the Peroni, Grolsch and Meantime brands and businesses
- **3/2/2016** — Agreement to sell SABMiller's interest in CR Snow Breweries to China Resources Beer (Holdings) Co. Ltd
- **5/13/2016** — AB InBev and Ambev agree to swap certain Ambev and SABMiller assets in Latin America
- **5/24/2016** — European Commission clearance received
- **6/30/2016** — South African clearance received
- **7/20/2016** — United States Department of Justice clearance received
- **7/26/2016** — Revised and final offer for SABMiller by AB InBev
- **7/29/2016** — China's Ministry of Commerce clearance received
- **7/29/2016** — SABMiller board recommends unanimously the Cash Consideration and that SABMiller Shareholders vote in favor of the UK Scheme
- **8/1/2016** — AB InBev and SABMiller announce expected completion of the combination on October 10, 2016
- **8/4/2016** — AB InBev announces structure and leadership of the combined group
- **8/23/2016** — UK Court decides on two classes of shares
- **8/26/2016** — Transaction documents released

AB InBev SAB Miller 5

Transaction documents published on 26 August 2016

UK scheme document Terms and conditions of the UK Scheme, the recommendation of the Board of Directors of

SABMiller and AB InBev and the actions to be taken by SABMiller shareholders

Information relating to Newbelco, a description of the combination and risk factors relating to

STEP 1: South African Offer Prospectus Newbelco and the combination

THE UK SCHEME

Report issued by Newbelco Contribution-in-kind under the UK Scheme for the purposes of Belgian law

Report issued by Deloitte LLP Contribution-in-kind under the UK Scheme for the purposes of Belgian law

Terms and conditions of the Belgian Offer, the recommendation of the Board of Directors of

STEP 2: Belgian Offer Prospectus AB InBev, as well as information about AB InBev and Newbelco

THE BELGIUM

OFFER Belgian Offer Response Description of the combination and an assessment of the Belgian Offer by the Board of

Memorandum Directors of Newbelco

Market, industry and business information relating to AB InBev and SABMiller, a description of

F-4 Registration Statement the combination, risk factors relating to the combination and Newbelco, selected historical

STEP 3: financial data and pro forma financial data of AB InBev and SABMiller, and management

THE BELGIAN discussion and analysis of SABMiller

MERGER Reports issued by each of AB InBev Full terms and conditions of the Belgian Merger and the recommendation of the Boards of and Newbelco Directors of AB InBev and Newbelco

Reports issued by Deloitte LLP Report issued in its capacity as statutory auditor in relation to the Belgian Merger

ADMISSION TO Belgian Listing Prospectus Business information relating to AB InBev and SABMiller, a description of the combination and

TRADING OF Newbelco and risk factors relating to the combination and Newbelco

NEWBELCO Description of Newbelco, risk factors relating to the combination and Newbelco, selected

Mexican Listing Prospectus

SHARES historical financial data of AB InBev and SABMiller

GENERAL Convening notice to AB InBev

MEETING OF Related to the extraordinary general meeting of AB InBev to be held on 28 September

Shareholders

AB INBEV

6

Remaining steps to completion

EXPECTED DATE EVENT

AB InBev, SABMiller and Newbelco General Meetings

28	SEPTEMBER 2016

SABMiller UK Scheme Court Meeting

4	OCTOBER 2016 UK Scheme Court Sanction Hearing

Delisting of SABMiller shares on the London Stock Exchange and the Johannesburg

5	OCTOBER 2016 Stock Exchange

Belgian Offer opens and closes

7	OCTOBER 2016 Latest time for making or revising elections for the Cash Consideration or Partial

Share Alternative

10	OCTOBER 2016 Belgian Merger becomes effective and combination completes

New listing of the combined group on Euronext Brussels and secondary listings in

11	OCTOBER 2016 New York (ADSs), South Africa and Mexico
7

Transaction overview

The Boards of AB InBev and SABMiller agreed the terms of a recommended acquisition of SABMiller by AB InBev in November 2015 On 29 July 2016 the Board of SABMiller unanimously recommended the revised and final cash offer of £45.00 per SABMiller Share

SABMiller shareholders will be entitled to receive for each SABMiller Share either:

£45.00 in cash, OR

A Partial Share Alternative (“PSA”) comprised of 0.483969 Restricted Newbelco Shares plus £4.6588 in cash

AB InBev has received irrevocable undertakings from Altria and BEVCO, who collectively own approximately 40.33% of SABMiller’s issued share capital(a), to vote in favor of the transaction and to elect for the PSA in respect of their entire beneficial holdings of SABMiller shares

The transaction is subject to regulatory and shareholder approvals

Closing is expected to occur on 10 October 2016

(a) As of close of business on 22 August 2016.

Key financial facts

Each SABMiller Shareholder will be entitled to receive £45.00 per SABMiller Share in cash representing:

CONSIDERATION a premium of approximately 53% to SABMiller’s closing share price of £29.34 on 14 September 2015(a)

a premium of approximately 39% to SABMiller’s three-month volume weighted average share price to

14	September 2015(a)

Partial Share Alternative is available to all SABMiller Shareholders under which they can elect to receive 0.483969

Restricted Newbelco Shares plus £4.6588 in cash for each SABMiller share, representing a premium of approximately

PARTIAL 74%(b) to SABMiller’s closing share price of £29.34 on 14 September 2015(a)

SHARE Restricted Newbelco Shares are subject to a 5 year lock up from closing

ALTERNATIVE

(PSA) Limited to a maximum of 326 million Restricted Newbelco Shares

Altria and BEVCO have signed irrevocable undertakings to elect for the PSA in respect of their entire beneficial holdings of SABMiller Shares

AB InBev has made good progress funding the transaction, generating proceeds of $61.9 billion from bond issuances in the first quarter of 2016. This enabled the cancellation, by early April 2016, of $55 billion of the $75 billion Senior

FINANCING Facilities Agreement

The transaction will be financed through a combination of AB InBev’s internal financial resources, the 2016 bond issuances, the remaining $20 billion available under the Senior Facilities Agreement(c) and the PSA described above

Being the last business day prior to renewed speculation of an approach from AB InBev.

Based on AB InBev closing share price of €110.95 on 22 August 2016, and a GBP:EUR exchange rate of 1.1605. This value is stated before taking into account any discount for the unlisted and non-transferable nature of these shares and the other restrictions applying to them.

See page 36 for more details on the Senior Facilities Agreement.

Transaction structure and governance highlights

The SABMiller Shares will be acquired by Newbelco (a Belgian company formed for the purpose of this transaction) in exchange for the issue of Newbelco shares to SABMiller Shareholders

STRUCTURE: AB InBev will acquire Newbelco shares of former SABMiller Shareholders to satisfy the cash component of the

THREE STEPS Transaction

AB InBev will subsequently merge into Newbelco, so that, following the completion of the Transaction, Newbelco will be the new holding company for the combined group

Newbelco will be managed by a Board of Directors comprising a minimum of three and a maximum of 15 directors,

three of whom will be independent

BOARD OF Holders of Restricted Newbelco Shares will have the right to propose up to three directors(a)

DIRECTORS

The AB InBev Reference Shareholder(b) will have the right to propose nine directors

The Chairman will be elected from amongst the independent directors

AB INBEV AB InBev Reference Shareholder(b), EPS Participations Sàrl and BRC Sàrl, who collectively hold approximately 52%(c) of

SHAREHOLDERS the issued share capital of AB InBev, have provided irrevocable undertakings to vote in favor of the Transaction

INCORPORATION Newbelco is incorporated in Belgium

AB InBev achieved a secondary listing of its ordinary shares on the Johannesburg Stock Exchange (“JSE”) on 15

January 2016

LISTINGS Newbelco will be listed on Euronext Brussels, the JSE and the Bolsa Mexicana de Valores as secondary listings upon or shortly after completion of the transaction

Newbelco American Depositary Shares will be listed on the New York Stock Exchange

Holders of Restricted Newbelco Shares will have the right to appoint three directors at closing, who will be chosen through a shareholder meeting of the holders of Restricted Newbelco Shares.

AB InBev Reference Shareholder refers to Stichting Anheuser-Busch InBev or any successor thereof.

As of 22 August 2016

Agenda

Transaction Details 4

Creating the First Truly Global Brewer 11

Financial Highlights 21

Next Steps 25

Appendix 28

Compelling strategic rationale

Creates the first truly global brewer and one of the world’s leading consumer products companies

Brings together a largely complementary geographic footprint with access to high-growth regions (e.g., Africa, Asia and Central & South America)

Builds on SABMiller’s South African heritage and commitment to the African continent – a critical driver for the future growth of the business

Generates significant growth opportunities for the combined portfolio of leading global, national and local brands, providing more choices for beer drinkers in new and existing markets

Benefits from the capabilities of both companies to deliver further product and service innovations to our consumers and customers around the world

Gains from the experience, commitment and drive of the combined global talent pool Pools resources and expertise to make a greater and more positive impact on the world Creates additional shareholder value from revenue, cost and cash flow synergies

Creates one of the world's leading consumer products companies


(US$ billions)
REVENUE(a)
$92
$69
$63
$59
$55
$44
$44
$30
$28
~$12
Nestlé
P&G
PEPSICO
Unilever
ABInBev
SAB MILLER
Coca-Cola
ABInBev
Mondelēz International
L'ORÉAL
SAB MILLER
EBITDA(a) (EXCLUDING SYNERGIES)
~$21
$18
$17
$17
$12
$12
$10
$6
$5
~$4
ABInBev
SAB MILLER
P&G
Nestlé
ABInBev
PEPSICO
Coca-Cola
Unilever
L'ORÉAL
Mondelēz International
SAB MILLER

Source: Company financial reports, FactSet, Unaudited Pro Forma Condensed Combined Financial Information published by AB InBev on 26 August 2016.

Note: Average 2015 exchange rates used: CHF:USD of 1.0393 (Nestlé) and EUR:USD of 1.1099 (Unilever and L'Oréal). Figures for SABMiller represent a 12 month period ending 31 March 2016; all other standalone figures represent a 12 month period ending 31 December 2015. Figures may not sum due to rounding.

(a) The historical revenue and EBITDA figures of the combined group represent the aggregate consolidated revenue and EBITDA of (a) the amount for the 12 month period ending on 31 March 2016 (in the case of SABMiller) and (b) the amount for the 12 month period ending on 31 December 2015 (in the case of AB InBev). For the avoidance of doubt, the following transaction-related divestitures have been reflected in the pro forma AB InBev and SABMiller figures; MillerCoors and the Miller brand portfolio outside of the US, European premium brands, CR Snow, Central and Eastern European brands and Distell Group Limited. The aggregate EBITDA figure comprises the aggregate of AB InBev's Normalized EBITDA and SABMiller's Subsidiaries' EBITDA (adjusted for divestitures, as above), each as defined in their respective annual reports.

ABInBev SAB MILLER
13

Bringing together a largely complementary geographic footprint

Primarily AB InBev

Primarily SABMiller (excl. JVs and associates) AB InBev & SABMiller (excl. JVs and associates) SABMiller JVs and associates AB InBev & SABMiller JVs and associates

Combined experience in developing global brands, national icons and local brands Largely complementary footprint in markets with significant growth opportunities

Source: Company information, Plato Logic.

Note: The geographic footprint represented takes into account the divestures required in relation to completion of the transaction.

Newbelco – globally diversified company, with access to high growth regions

AB INBEV STANDALONE

REVENUE

Asia Pacific

13%

North America

37%

Europe

10%

Latin America(b) Mexico

30% 10%

NEWBELCO

REVENUE (a)

Africa

9%

North America(c)

Asia Pacific 29%

14%

Europe

8%

Mexico

7%

Latin America(b)

33%

Source: AB InBev 2015 Annual Report, SABMiller 2016 Annual Report.

Note: Newbelco revenue split does not reflect the new organisational structure reflected on page 19; reference base data will be provided in due course.

(a) The historical revenue figures of Newbelco represent the aggregate consolidated revenue of (a) the amount for the 12 month period ending on 31 March 2016 (in the case of SABMiller) and (b) the amount for the 12 month period ending on 31 December 2015 (in the case of AB InBev). The following transaction-related divestitures have been reflected in the pro forma AB InBev and SABMiller figures; MillerCoors and the Miller brand portfolio outside of the US, European premium brands, CR Snow, Central and Eastern European brands and Distell Group Limited. AB InBev figures exclude Global Export and Holding Companies.

(b) Latin America includes Argentina, Bolivia, Brazil, Chile, Colombia, the Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Panama, Paraguay, Peru, and Uruguay. (c) Includes results from SABMiller in Mexico.

Africa will play a key role in the future growth of the business

We will build upon the strong history and success of SABMiller in Africa

Africa as a continent holds great potential for the future growth of the business

Increasing GDPs, a growing middle class and expanding economic opportunities

Expected to represent approximately 8.1% of global beer industry volumes by 2025(a)

Beer volumes expected to grow nearly 3x the rate of global beer volumes between 2014 and 2025(a)

Commitments to contribute to South Africa, include:

No involuntary job losses as a result of the transaction

Cooperation with the government to reduce the harmful use of alcohol

One billion ZAR investment to support local agriculture and job creation

Continuation of South African Breweries’ current Zenzele share-scheme

Regional head-office for Africa will be located in Johannesburg

Creation of an Africa Board, chaired by Mr. Jabu Mabuza

Source: Plato Logic, Seema, LCA, Deutsche Bank. Plato Logic data for all countries except China. China based on Seema data for 2014 with consensus annual growth rates for the subsequent years (consensus annual growth rates computed by averaging the annual growth rates provided by Seema, LCA, Plato Logic and Deutsche Bank)

Strong portfolio of global, multi-country and local brands

Global Brands Multi-Country Brands

Local Brands

Near beer

No alcohol and lower alcohol beer

Soft drinks

Revenue growth will be driven by consistent commercial priorities, tailored to local markets

Growing our Premiumizing and Elevating Developing the

global brands invigorating beer the core near beer segment

Leveraging Creating excitement and Raising the perception Our near beer offerings the strength of Corona, aspiration around beer, and relevance of our core are responding to

Stella Artois and especially among beers consumer demand

Budweiser to form strong millennial consumers • Compelling, for more choice and connections • Bringing new differentiated messaging excitement

Distinct image vigor and energy Programs conveying the Innovative and consumer to the consumer’s unique character and products that offer malt positioning experience with beer quality of our brands beverage alternatives

Increasing our Craft development Large scale activations Competing for investments in sales and share of total alcohol

marketing

Gaining from the experience, commitment and drive of the combined global talent pool

Leuven / Zug

Woking

Leuven

New York

St. Louis Shanghai

Mexico City

Bogotá

Melbourne

Buenos Aires São Paulo Johannesburg

North America Global HQ /

Middle Americas Europe Zone HQ

Latin America North Global Functional

Latin America South Management Office

Latin America COPEC Zone HQ

Europe

Asia Pacific North Global Procurement

Office

Asia Pacific South

Africa SABMiller Registered

Office

Note: The geographic footprint represented only shows jurisdictions that will be directly controlled by Newbelco. This excludes the JVs and associates of both companies.

Bringing people together for a better world

Developing a bold Sustainability strategy for Newbelco to mitigate material risk, improve business performance and drive positive societal change across our supply chain and in our communities

Water

Watershed Protection

Water Access

Climate

Renewable Energy

Circular Economy

Emissions reduction

Agricultural Development

Commercial Growers

Smallholder Farming

Economic Growth

Retailer capacity building

Smart Drinking

Alcohol-related Harm Reduction

Social norm campaigns

No- or lower-alcohol products

Alcohol Health Literacy

Agenda

Transaction Details 4

Creating the First Truly Global Brewer 11

Financial Highlights 21

Next Steps 25

Appendix 28

Overview of consolidated Pro Forma financials for the combined group, excluding synergies


($ billions)
NET REVENUE
$43.6
$14.9
($3.0)
$55.5
AB InBev FY'15
Adj. SABMiller FY'16
Divestiture Adjustments
Pro Forma Combined


ADJUSTED EBITDA(a)
$16.8
$4.0
$0.9
($0.7)
$21.0
AB InBev FY'15 Normalized EBITDA
SABMiller FY'16 Operating Profit Before Exceptional Items(b)
SABMiller FY'16 Depreciation & Amortization of Retained Business
Divestiture (c) Adjustments
Pro Forma Combined

(a) All figures represent consolidated numbers, and do not include profit from JVs and associates. Refer to page 33 for a detailed reconciliation.

(b) Source: SABMiller FY16 Annual Report. Certain pro forma reclassifications and accounting policy adjustments have been made to SABMiller's financial statements in order to present them on a basis consistent with AB InBev's. Reflects AB InBev's best estimates based upon the information currently available to AB InBev, and could be subject to change once more detailed information is obtained.

(c) This is the effect of transaction-related divestitures on profit from operations. Reflects the following transaction-related divestitures: MillerCoors and the Miller Brand portfolio outside of the U.S., European Premium Brands (Peroni, Grolsch, Meantime and associated European businesses) and CR Snow. SABMiller's Central and Eastern European brands and ownership in Distell Group Limited are presented as assets held for sale and excluded from the pro forma income statement.

22

Continue to expect cost synergies of at least $1.4 billion

- Estimated incremental recurring run-rate pre-tax cost synergies of at least $1.4 billion[(a)] per annum **assuming current FX**, in addition to the $1.05 billion cost and efficiency savings identified by SABMiller[(b)]
- Of the $1.05 billion cost and efficiency savings identified by SABMiller, $547 million had been realized by 31 March 2016[(c)]
- Confirmation of synergies is a result of increased visibility and confidence in the synergies identified as part of the collaborative AB InBev / SABMiller Convergence Planning process, which has been underway for the last several months
- Incremental synergies to be phased in over **four years** following completion, reaching the recurring run-rate by the end of the fourth year. Delivery of synergies requires estimated one-off cash costs of **$0.9 billion**, to be incurred in the first three years after completion
- No significant net savings are expected in consumer and customer facing sales & marketing investments within the cost base of SABMiller
- Synergies are expected to be delivered in the following areas:

Procurement & Engineering (25% - up from 20%[(d)])	Brewery & Distribution Efficiencies (25%)	Best Practice Sharing (20%)	Corporate HQ/Overlapping Regional HQs (30% - down from 35%[(d)])
• Combined sourcing of raw materials and packaging • Reengineering of associated processes	• Alignment of brewery, bottling and shipping productivity • Optimization of other brewery and distribution processes across geographies	• Cost management, efficiency improvements and productivity enhancements across the group's administrative operations	• Realignment of overlapping administrative costs across the group

Potential revenue and cash flow synergies have not been quantified at this time

Note:
(a) Reported under Rule 28.1 of the Takeover Code; related reports can be found in the announcement of the AB InBev/SABMiller transaction made on 26 August 2016.
(b) Outcomes from all completed regulatory reviews and potential impact of proposed remedies, including disposals, have been incorporated. Calendar Year 2015 cost baseline used as basis for synergy estimates, while SABMiller FYE March 31, 2015 cost baseline was used for 2.7 Announcement.
(c) As disclosed in SABMiller's announcement on 18 May 2016
(d) Change since the report made in the Rule 2.7 Announcement on 11 November 2015

AB InBev SAB MILLER
23

Intended approach for achieving “best of both”

Focus going forward, until completion

1

Identify Best Practices

Perform market visits

Conduct workshops

Conduct subject matter expert interviews

Identify differences between AB InBev and SABMiller and make a preliminary assessment on best practices

2

Assess Potential of Identified Best Practices

Assess potential value and investment required

Determine complexity and implications for retaining new best practices

- Process/technology

- Ways of working

Decide/select the capabilities to deploy at Newbelco and evaluate trade-offs to be made at AB InBev Options include:

- Choose SABMiller best practice

- Choose AB InBev best practice

- Choose a combination of both company’s best practices

Plan implementation

(e.g. phasing, pilot/non-pilot)

3

Prepare for Post Completion

Interview management team for combined group

Set targets

Allocate resources

Agenda

Transaction Details 4

Creating the First Truly Global Brewer 11

Financial Highlights 21

Next Steps 25

Appendix 28

Remaining steps to completion

EXPECTED DATE EVENT

AB InBev, SABMiller and Newbelco General Meetings

28 SEPTEMBER 2016

SABMiller UK Scheme Court Meeting

4 OCTOBER 2016 UK Scheme Court Sanction Hearing

Delisting of SABMiller shares on the London Stock Exchange and the Johannesburg

5 OCTOBER 2016 Stock Exchange

Belgian Offer opens and closes

7 OCTOBER 2016 Latest time for making or revising elections for the Cash Consideration or Partial

Share Alternative

10 OCTOBER 2016 Belgian Merger becomes effective and combination completes

New listing of the combined group on Euronext Brussels and secondary listings in

11 OCTOBER 2016 New York (ADSs), South Africa and Mexico

Q&A

Agenda

Transaction Details 4

Creating the First Truly Global Brewer 11

Financial Highlights 21

Next Steps 25

Appendix 28

Partial Share Alternative (“PSA”)

For each SABMiller Share, recipients of the PSA will receive 0.483969 Restricted Newbelco Shares and £4.6588 in cash(a)

The PSA is equivalent to a value of £50.93 per SABMiller Share as of 22 August 2016(b) before applying any discount for the unlisted nature of these shares and the other restrictions applying to them

As of 22 August 2016, the PSA represents a premium of approximately 74% to SABMiller’s closing share price of £29.34 on

14 September 2015(c)

The PSA comprises up to 326 million Restricted Newbelco Shares

This separate class of Restricted Newbelco Shares has the following characteristics:

Unlisted

Subject to a 5 year lock-up from closing

Convertible into Newbelco ordinary shares on a 1-for-1 basis from the 5th anniversary of completion

Ranking equally with Newbelco ordinary shares with regards to dividends and voting rights

Altria and BEVCO have signed irrevocable undertakings to elect for the PSA in respect of their entire beneficial holdings of SABMiller shares Any SABMiller shareholder can elect for the PSA in respect of their entire holding of SABMiller shares (not part thereof) (subject to the 326 million share cap – scaleback applied if elections for PSA exceed this amount) Conditions applying to Newbelco Restricted Shares can be found in the Newbelco Articles of Association issued as part of the SEC F-4 Registration Statement on 26 August 2016

(a) In the event that elections for the PSA represent more than 326 million Restricted Newbelco Shares, then such elections will be scaled back pro rata and the balance of the consideration will be satisfied in cash in accordance with the terms of the transaction.

(b) The premium is calculated on the basis of a value of the Partial Share Alternative of GBP 50.93. The calculation is based on the closing price of AB InBev’s ordinary shares on 22 August 2016 of EUR 110.95 and a GBP:EUR exchange rate of 1.1605. This value is stated before taking into account any discount for the unlisted and non-transferable nature of these shares and the other restrictions applying to them.

(c) Being the last business day prior to renewed speculation of an approach from AB InBev.

Standalone corporate structures

CURRENT

AB InBev(a) SABMilller(c)

AB InBev Control

Group(b) Free Float Altria BEVCO Free Float

52.7%	47.3% 26.5% 13.9% 59.6%

Source: AB InBev and SABMiller shareholding figures as of 22 August 2016. Figures have been rounded. (a) Excludes AB InBev shares held in treasury as of 22 August 2016.

(b) Shareholding as of 22 August 2016. Consists of Stichting Anheuser-Busch InBev, EPS Participations Sàrl, BRC Sàrl, Fonds Voorzitter Verhelst SPRL, Fonds InBev-Baillet Latour SPRL and certain other entities acting in concert with AB InBev.

(c)	Excludes SABMiller shares held in treasury as of 22 August 2016.

Post completion corporate structure

POST TRANSACTION COMPLETION

Pro Forma

AB InBev Control Former SABMiller Free Float

Group(a) Shareholders(b)

44.0%	16.5% 39.5%

Newbelco

Source: AB InBev and SABMiller shareholding figures as of 22 August 2016.

(a) Shareholding as of 22 August 2016. Consists of Stichting Anheuser-Busch InBev, EPS Participations Sàrl, BRC Sàrl, Fonds Voorzitter Verhelst SPRL, Fonds InBev-Baillet Latour SPRL and certain other entities acting in concert with AB InBev.

(b) Based on Altria and BEVCO irrevocable undertakings to elect for the PSA in respect of their entire beneficial holdings of SABMiller shares

(430,000,000 and 225,000,000 shares, respectively) representing a total of 316,999,695 Restricted Newbelco Shares. The PSA is limited to a maximum of 326,000,000 Restricted Newbelco Shares and, to the extent that elections for the PSA cannot be satisfied in full, they will be scaled back pro rata and the balance of the consideration will be satisfied in cash in accordance with the terms of the transaction.

Pro Forma combined adjusted Operating Profit

US$ millions

	AB InBev for the fiscal year ended 31 December 2015	Adj. SABMiller for the fiscal year ended 31 March 2016 [(a)]	Acquisition Adjustments[(b)]	Divestitures Adjustments[(c)]	Total Pro Forma Combined
Revenue	$43,604	$14,895	--	($3,043)	$55,456
Cost of sales	(17,137)	(5,588)	(106)	1,306	(21,525)
Gross Profit	$26,467	$9,307	($106)	($1,737)	$33,931
Distribution expenses	(4,259)	(1,421)	(6)	236	(5,450)
Sales and marketing expenses	(6,913)	(2,211)	265	659	(8,200)
Administrative expenses	(2,560)	(1,798)	(8)	240	(4,126)
Other operating income /(expenses	1,032	133	--	(68)	1,097
Profit from Operations (Before Exceptional Items)	$13,768	$4,010	$145	($670)	$17,252
Exceptional Items	136	(556)	194	7	(219)
Profit from Operations	$13,904	$3,454	$339	($663)	$17,033

Source: Unaudited Pro Forma Condensed Combined Financial Information published by AB InBev on 26 August 2016. The historical figures of the combined group represent the aggregate consolidated financials of (i) the amount for the 12 month period ending on 31 March 2016 (in the case of SABMiller) and (ii) the amount for the 12 month period ending on 31 December 2015 (in the case of AB InBev). Figures may not sum due to rounding.

(a) Certain pro forma reclassifications and accounting policy adjustments have been made to SABMiller's financial statements in order to present them on a basis consistent with AB InBev's. Reflects AB InBev's best estimates based upon the information currently available to AB InBev, and could be subject to change once more detailed information is obtained.

(b) Includes purchase price allocation and fair-value adjustments.

(c) Reflects the following transaction-related divestitures: MillerCoors and the Miller Brand portfolio outside of the U.S., European Premium Brands (Peroni, Grolsch, Meantime and associated European businesses) and CR Snow. SABMiller's Central and Eastern European brands and ownership in Distell Group Limited are presented as assets held for sale and excluded from the pro forma income statement.

AB InBev SAB MILLER

32

Reconciliation of standalone Operating Profit to Pro Forma EBITDA, excluding synergies

Pro Forma EBITDA is calculated on the basis of AB InBev’s normalized EBITDA plus SABMiller’s adjusted operating profit, after adding back depreciation and amortization, and after adjustments for transaction-related divestitures

The following calculation excludes $669m of EBITDA from SABMiller’s retained JVs and associates(b)

Pro Forma EBITDA Calculation (US$ millions)

Total

Reported Operating Profit 13,904 3,454

Exceptional / Non-Recurring Items(136) 556

Normalized EBIT (pre-divestiture adjustments) 13,768 4,010

Depreciation & Amortization (before exceptional impairment) 3,071 875(c)

SABMiller comprised of: Latam 360

Africa 264

APAC 215

Corporate 36

Normalized EBITDA (pre-divestiture adjustments) 16,839 4,885 21,724

Divestiture Adjustments(670)(d)

Pro Forma Normalized EBITDA(a) $21,054m

(a) Calculated on the basis of the figures above. All of the above figures are publically available in: the unaudited Pro Forma Condensed Combined Financial Information published by AB InBev on 26 August 2016, AB InBev 2015 Annual Report and SABMiller 2016 Annual Report.

(b) $459m of EBIT and $210m of depreciation and amortization related to SABMiller’s JVs and associates in Africa and Europe, per SABMiller’s 2016 Annual Report before adjustment for Distell disposal.

(c)	SABMiller FY16 depreciation and amortization of retained business.
(d)	This is the effect of transaction-related divestitures on profit from operations

Transaction value overview

The transaction values SABMiller’s entire issued and to be issued share capital at approximately £78 billion, consisting of:

£45 billion for the Cash Offer,

£3 billion for the cash portion of the PSA(a), and

£30 billion for the shares portion of the PSA(b)

Offer per Transaction

SABMiller Share Equity Value

SABMiller Fully Restricted Restricted

Diluted Shares Newbelco Cash Newbelco Cash Total

Outstanding(c) Shares Consideration Shares(b) Consideration Value

Assumed Cash Offer election 1,001,573,274 — £45.00 — £45 billion £45 billion

PSA(a) (Altria and BEVCO) 655,000,000 0.483969 £4.6588 £30 billion £3 billion £33 billion

Total 1,656,573,274 £30 billion £48 billion £78 billion

Sources:SABMiller shareholding figures as of 22 August 2016. Note: Figures may not sum due to rounding.

(a) Based on Altria and BEVCO irrevocable undertakings to elect for the PSA in respect of their entire beneficial holdings of SABMiller shares (430,000,000 and 225,000,000 shares, respectively) representing a total of 316,999,695 Restricted Newbelco Shares. The PSA is limited to a maximum of 326,000,000 Restricted Newbelco Shares and, to the extent that elections for the PSA cannot be satisfied in full, they will be scaled back pro rata and the balance of the consideration will be satisfied in cash in accordance with the terms of the transaction.

(b) On a see-through basis, using AB InBev’s closing share price of €110.95 on 22 August 2016, based on a GBP:EUR exchange rate of 1.1605. Value of the PSA calculated before taking into account any discount for the unlisted nature of these shares and the other restrictions applying to them.

(c) Based on total ordinary shares outstanding of 1,624,090,340 and total dilutive securities outstanding of 43,545,798 (excluding 50,645 cash settled Stock Appreciation

Rights (“SARs”)), netted off against 11,062,864 ordinary shares held in SABMiller’s Employee Benefit Trust, on 22 August 2016.

Net purchase consideration

(£ and US$ in billions)

Excludes net proceeds from the announced divestitures of SABMiller’s assets in Central and Eastern Europe (Hungary, Romania, the Czech

Slovakia and Poland) as well as SABMiller’s associate interest in Distell, which will be concluded after the closing of the Transaction

GBP USD

Total Equity Value:(a)

Cash Component of Consideration £48.2 $73.1

Hedged (b) £46.0 $70.3

Non-Hedged (c) £2.2 $2.8

Value of Newbelco Shares to be Issued(c)(d) £30.8 $40.6

Total Gross Consideration £79.0 $113.7

Estimated Proceeds from Options and SARs(c)(£0.6)($0.8)

Total Net Consideration £78.4 $112.9

Non-qualifying Portion of Economic Hedge(e)($3.4)

Purchase Consideration $109.6

Purchase of SABMiller Net Debt(f) $10.6

Total Uses of Funds $120.2

Proceeds from MillerCoors Disposal(g)(h)($7.5)

Proceeds from European Premium Brands Disposal(h)($2.8)

Proceeds from CR Snow Disposal(h)($1.4)

Total Uses of Funds Net of Disposal Proceeds $108.5

Note: Figures may not sum due to rounding.

(a) Based on SABMiller share count figures as of 30 June 2016 and market data as of 31 July 2016 for consistency with unaudited pro forma financials published in the F-4 Registration Statement.

(b)	US$-denominated amount based on the hedged GBP:USD exchange rate of 1.5276.
(c)	US$-denominated amount based on the spot GBP:USD exchange rate of 1.3167 as of 31 July 2016.

(d) Based on Altria and BevCo irrevocable undertakings to elect for the PSA in respect of their entire beneficial holdings of SABMiller shares (430,000,000 and 225,000,000 shares, respectively) representing a total of 316,999,695 Restricted Newbelco Shares.

(e) Reflects the fair value movement on the portion of the hedged cash consideration that did not qualify for hedge accounting as of the date of the preparation of the unaudited pro forma financials (£16.7bn out of the £46.0bn).

(f)	Based on fair value of SABMiller’s debt as of 30 June 2016 of $12.1bn net of cash acquired of $1.4bn.
(g)	Also includes the Miller brand portfolio outside of the U.S. (h) Reflects post tax proceeds.

SABMiller combination – sources of financing

- We have been successful in pre-funding the SABMiller transaction:
  - 25 January 2016 issued $46.0bn bonds (~3.7% weighted average coupon / 14.2-year weighted average maturity)
  - 29 January 2016 issued $1.47bn Formosa bond (4.915% coupon / 30-year maturity)
  - 29 March 2016 issued €13.25bn (~1.6% weighted average coupon / 10.4-year weighted average maturity)
- Net proceeds of $61.9 billion at an average coupon of 3.2% and weighted average maturity of 13.7 years. This enabled the cancellation of $55 billion of the $75 billion Senior Facilities Agreement by early April 2016

Senior Facilities Agreement

Facility	Term	Applicable Margin (bps)	Original Amount (USD billions)	January 2016 Cancellation (USD billions)	April 2016 Cancellation (USD billions)	Current Amount (USD billions)
Term Facility A	3 Years	L + 110	25.0	(12.5)	(12.5)	0.0
Term Facility B	5 Years	L + 125	10.0	0.0	0.0	10.0
Disposals Bridge Facility	1 Year	L + 100	10.0	0.0	0.0	10.0
Bridge to Cash / DCM Facility A	1 Year	L + 100	15.0	(15.0)	0.0	0.0
Bridge to Cash / DCM Facility B	2 Years	L + 100	15.0	(15.0)	0.0	0.0
Total			**75.0**	**(42.5)**	**(12.5)**	**20.0**

- Net Proceeds from the announced sale of (i) SABMiller's interests in MillerCoors and the global Miller brand, (ii) Peroni, Grolsch, Meantime and associated European businesses, (iii) SABMiller's interests in China Resources Snow Breweries and (iv) SABMiller's Central and Eastern Europe businesses, will be used to pay down and cancel the Disposals Bridge Facility
- AB InBev's optimal long term capital structure target remains a net debt to EBITDA ratio of approximately 2x

36